UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Calls Annual Ordinary and

Extraordinary Shareholders’ Meeting

·	The Board of Directors will propose a capital reimbursement of Ps. 1,200 million and renewal of the Technical Assistance Agreement with the Strategic Partner

Monterrey, Mexico, April 1, 2015—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA) published the call for its Annual Ordinary Shareholders’ Meeting and for an Extraordinary Shareholders’ Meeting, to be held on April 23, 2015.

Among other items, the Board of Directors is proposing the renewal of the Technical Assistance Agreement with the Strategic Partner and the payment of a capital reimbursement of Ps. 1,200 million, or Ps. 3.00 per share for each outstanding share, by means of a reduction in the minimum fixed capital, without cancellation of shares. The Board is proposing to make the payment in a single installment no later than May 31, 2015.

Additional information will be available in the Investor Relations section of OMA’s webpage (http://ir.oma.aero) in the tab “Information for Shareholders.”

A translation of the full text of the Shareholders’ Meeting call follows.

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

 SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”), in compliance with articles 28, section IV and 42 of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 182, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby CALLS its shareholders to attend the Annual General Ordinary and Extraordinary Shareholders’ Meeting, which will be held starting at 9:00am on the 23rd day of April, 2015, in the Conference Room located on the 8th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, Federal District, Mexico where the following matters will be discussed:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

AGENDA

I.	Reports of the Board of Directors in accordance with Article 28, section IV, paragraphs (d) and (e) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2014.
II.	Reports of the Chief Executive Officer and External Auditor in accordance with Article 28, section IV, paragraph (b) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2014.
III.	Reports and opinion referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report referred to in article 86, section XX of the Income Tax Law in effect for the 2013 fiscal year.
IV.	Discussion, approval, and amendment, if any, of the Reports mentioned in items I and II above. Resolutions in this regard.
V.	Allocation of net income, increase in reserves, and approval of the amounts for share repurchases. Resolutions in this regard.

VI.	Discussion and, in the event, approval of a proposal to nominate and ratify members of the Board of Directors and the Chairs of the Audit and Corporate Practices, Finance, Planning and Sustainability Committees. Resolutions in this regard.
VII.	Discussion and, in the event, approval, of a proposal to pay emoluments to members of the Board of Directors and the board Committees. Resolutions in this regard.
VIII.	Appointment of Special Delegates. Resolutions in this regard.

EXTRAORDINARY SHAREHOLDERS’ MEETING

AGENDA

I.	Discussion and, in the event, approval of a proposal of the Board of Directors to reduce the minimum or fixed capital by means of a reimbursement to shareholders of Ps. 3.00 (three and 00/100 pesos) per share, without reducing the number of shares representing social capital, and, in the event, to amend Article Six of the Company’s Bylaws. Resolutions in this regard.
II.	Discussion regarding the renewal or non-renewal of the Technical Assistance and Technology Transfer Agreement, dated June 14, 2000, between the Company and the Company’s subsidiaries that hold the airport concessions, on the one hand; and Servicios de Tecnología Aeroportuaria, S.A. de C.V., Aeroinvest, S.A. de C.V., and Aéroports de París Management, S.A., on the other, as amended November 27, 2006.
III.	In the event of the non-renewal of the Technical Assistance and Technology Transfer Agreement, approval of the conversion of the Series “BB” shares of the Company into Series “B” shares, and the comprehensive amendment of the Bylaws of the Company, including specifically Articles Two, Six, Eleven, Twelve, Fifteen, Eighteen, Nineteen, Twenty-Seven, Thirty, Thirty-Four, Thirty-Six, Forty-Three, Forty-Four, and Fifty-Four. Resolutions in this regard.
IV.	In the event of the non-renewal of the Technical Assistance and Technology Transfer Agreement, and in order to carry out the resolutions adopted in agenda items II and III above, authorization and appointment of special delegates to carry out any required actions, including but not limited to, updating the registration with the National Banking and Securities Commission in accordance with article 14, section I of the General Provisions Applicable to Issuers issued by the National Banking and Securities Commission and any other applicable provisions, as well as any other action or proceeding necessary before the National Banking and Securities Commission, the Bolsa Mexicana de Valores, S.A.B. de C.V., S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., and any other authority, governmental agency, or entity in Mexico or abroad.
V.	Appointment of Special Delegates to formalize the resolutions adopted by this Meeting. Resolutions in this regard.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, in accordance with the following terms:

a.	Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and will remain closed during the Shareholders’ Meeting.
b.	Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at S.D. Indeval S.A. de C.V., Institución para el Depósito de Valores, or at any national or foreign banking institution, and exhibit to the Company the deposit receipt issued by the respective institution for such purposes.

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c.	Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit receipt mentioned in paragraph (b) above, enclose the proxy form referred to herein. Said proxy form is available at the address set forth below.
d.	Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of each shareholder, and the number of shares represented, duly signed by the officer responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will be returned after the adjournment of the meeting in exchange for the deposit receipts issued to the shareholders or their representatives.

Further note that the proxy form, entry passes, and supporting documentation related to the matters listed in the Agenda shall be available to shareholders at the offices located at the Conference Room located on the 7th floor of the Torre Esmeralda II building at Boulevard Manuel Ávila Camacho No. 36, Lomas de Chapultepec, C.P. 11000, Mexico City, from the date of this publication of this Call for a Shareholders’ Meeting, from 9:00 AM to 2:00 PM and from 4:00 PM to 7:00 PM on working days.

Mexico City, D.F., on the 1st day of April 2015

/s/ Diego Quintana Kawage

Chairman of the Board of Directors

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 1, 2015